UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Wireless Telecom Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

976524108

(CUSIP Number)

Cyrille Damany

c/o Wireless Telecom Group, Inc.

25 Eastmans Road

Parsippany, New Jersey  07054

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 976524108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Damany Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,527,334

	8.	Shared Voting Power 1,527,334

	9.	Sole Dispositive Power 1,336,417

	10.	Shared Dispositive Power 1,336,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%*

14.	Type of Reporting Person (See Instructions) CO

*                 Percentage calculated on the basis of (x) 17,474,551 shares of Common Stock (as defined below) outstanding as of May 5, 2005, as reported in the proxy statement dated May 9, 2005 for Wireless Telecom Group, Inc., plus (y) 8,000,000 shares issued in the transaction contemplated by the Purchase Agreement (as defined below).

CUSIP No. 976524108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrille Damany

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,527,334

	8.	Shared Voting Power 1,527,334

	9.	Sole Dispositive Power 1,336,417

	10.	Shared Dispositive Power 1,336,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%*

14.	Type of Reporting Person (See Instructions) IN

*                 Percentage calculated on the basis of (x) 17,474,551 shares of Common Stock (as defined below) outstanding as of May 5, 2005, as reported in the proxy statement dated May 9, 2005 for Wireless Telecom Group, Inc., plus (y) 8,000,000 shares issued in the transaction contemplated by the Purchase Agreement (as defined below).

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934 on behalf of Damany Holding GmbH, a private limited liability company organized under the laws of the Federal Republic of Germany wholly owned by Mr. Damany (“Damany Holding”) and Mr. Damany (collectively with Damany Holding, the “Reporting Persons”) to report the Reporting Persons’ acquisition of beneficial ownership of in excess of five percent (5%) of the common stock, par value $0.01 per share (the “Common Stock”), of Wireless Telecom Group, Inc. (the “Reportable Transactions”).

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of Wireless Telecom Group, Inc., a New Jersey corporation (“WTT”), which has its principal executive offices at 25 Eastmans Road, Parsippany, New Jersey 07054.

Item 2.	Identity and Background

Damany Holding is a holding company for shares of Willtek Communications GmbH (“Willtek”) prior to the transaction described in Item 3 below (the “Acquisition”) and for shares of WTT thereafter.

The principal business address for Damany Holding is Gutenbergstrasse 2-4, 85737 Ismaning, Germany. During the past five years, Damany Holding (i) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a) Mr. Damany is the Chief Executive Officer of Damany Holding.

(b) Mr. Damany’s business address is 25 Eastmans Road, Parsippany, New Jersey 07054.

(c) Mr. Damany’s principal occupation or employment is serving as the Chief Executive Officer of WTT.

(d) – (e) During the last five years, Mr. Damany (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Damany is a citizen of the Republic of France.

Item 3.	Source and Amount of Funds or Other Consideration

The securities referenced in Item 1 are shares of Common Stock of WTT.  On July 1, 2005, pursuant to an Amended and Restated Stock Purchase Agreement, dated as of March 29, 2005 (the “Purchase Agreement”), among WTT, Willtek Communications GmbH (“Willtek”), Investcorp Technology Ventures, L.P. (“Investcorp”) and Damany Holding, WTT acquired all of the outstanding capital stock of Willtek.  Upon consummation of the transaction, Willtek became a wholly owned subsidiary of WTT.  Pursuant to the Purchase Agreement, each share of capital stock of Willtek was exchangeable for one (1) share of Common Stock of WTT, for an aggregate purchase price of 8,000,000 shares of Common

Stock of WTT, 1,000,000 shares of which are in escrow pursuant to the Purchase Agreement and a related indemnity escrow agreement (the “Escrowed Shares”).  Following the first anniversary of the closing of the transaction, the Escrowed Shares remaining in escrow will be released on a pro rata basis to Investcorp and Damany Holding.  All of the shares of Common Stock reported in this filing are the result of the shares of common stock of Willtek beneficially owned by the Reporting Persons being exchanged for shares of Common Stock of WTT pursuant to the Purchase Agreement.  A copy of the Purchase Agreement is incorporated by reference as Exhibit 99.1 to this Schedule 13D.

Item 4.	Purpose of Transaction

As described in Item 3 above, the securities reported in this Schedule 13D were issued by WTT and acquired by the Reporting Persons upon exchange of the shares of Willtek capital stock that were beneficially owned by the Reporting Persons in connection with WTT’s acquisition of all of the outstanding capital stock of Willtek.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of WTT, or the disposition of securities of WTT; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving WTT or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of WTT or any of its subsidiaries; (d) any change in the present board of directors or management of WTT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of WTT; (f) any other material change in WTT’s business or corporate structure; (g) changes in WTT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of WTT by any person; (h) causing a class of securities of WTT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of WTT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the U.S. Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The Reporting Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of WTT and may from time to time cease to have beneficial ownership of Common Stock or of other equity or non-equity securities of WTT, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.  Without limitation of the foregoing, the Reporting Persons’ intention generally is to explore means to realize favorable returns upon their investment in the shares of Common Stock and accordingly, on an on-going basis, the Reporting Persons may seek, evaluate and/or respond to offers to sell or otherwise dispose of the shares of Common Stock beneficially owned by them, either through open market or privately negotiated transactions.  Such transactions may include transfers of the shares of Common Stock to their ultimate beneficial owners, individual shares on behalf of the ultimate beneficial owners, underwritten offerings of the shares of Common Stock beneficially owned by the Reporting Persons on behalf of the ultimate beneficial owners and dispositions through negotiated transactions that result in a third party’s acquisition of some or all of the shares of Common Stock.  The Reporting Persons reserve the right to take any action with respect to WTT or any of its equity securities or non-equity securities in any manner permitted by law.

As described in Item 6 below, pursuant to the Shareholders’ Agreement, dated as of July 1, 2005 (the “Shareholders’ Agreement”), among WTT, Investcorp and Damany Holding, Investcorp nominated, and WTT caused to be appointed, two (2) persons designated by Investcorp to serve as directors of WTT for a term to expire at WTT’s next annual meeting of stockholders, such appointment taking effect as of the closing of the transaction contemplated by the Purchase Agreement.  As described in Item 6 below, Investcorp is entitled pursuant to the Shareholders’ Agreement to nominate (and WTT will cause to be nominated) a certain number of directors of WTT based on Investcorp’s and its affiliates’ percent ownership of WTT’s outstanding Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof.  Mr. Damany exercises investment control over the shares held by Damany Holding.

Name	Number of Shares	Percentage of Outstanding*
Damany Holding GmbH	1,527,334	6.0%
Cyrille Damany	1,527,334	6.0%

*                 Percentage calculated on the basis of (x) 17,474,551 shares of Common Stock outstanding as of May 5, 2005, as reported in the proxy statement dated May 9, 2005 for Wireless Telecom Group, Inc., plus (y) 8,000,000 shares issued in the transaction contemplated by the Purchase Agreement.

(c) No transactions in the Common Stock other than the Acquisition were effected by Damany Holding or Mr. Damany in the last 60 days.

(d) Any dividends on the shares held by Damany Holding will be paid to Damany Holding.  No persons other than Damany Holding and Mr. Damany have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Damany Holding.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a)           Shareholders’ Agreement

(i)            Director Nominations

Pursuant to the Shareholders’ Agreement, effective as of the closing of the transaction contemplated by the Purchase Agreement, WTT appointed two persons designated by Investcorp as directors of WTT’s board for a term to expire at WTT’s next annual meeting of stockholders.

Pursuant to the Shareholders’ Agreement, Investcorp will continue to be entitled to nominate, and WTT will cause to be nominated, directors as follows:

•                                          two (2) directors for so long as Investcorp and its affiliates own 12.5% of the issued and outstanding Common Stock; and

•                                          one (1) director for so long as Investcorp and its affiliates own less than 12.5% but more than 5% of the issued and outstanding Common Stock.

WTT has agreed that one of the directors nominated by Investcorp will be designated as Chairman of the Board.  Until the earliest of July 1, 2007 or the date when Investcorp no longer has the right to nominate directors of WTT pursuant to the Shareholders’ Agreement, Damany Holding and its permitted transferees will vote, or cause to be voted, all of their shares of capital stock of WTT in favor of Investcorp’s director nominees recommended by WTT’s board for election as directors.

(ii)           Transfer Restrictions

Until July 1, 2006, Investcorp may not sell or otherwise transfer its shares of Common Stock received in the transaction.  Until January 1, 2006, Damany Holding may not sell or otherwise transfer its shares of Common Stock received in the transaction.  At no time may Investcorp knowingly transfer its shares of Common Stock received in the transaction to certain competitors of WTT without the prior written consent of a majority of WTT’s directors (excluding directors nominated by Investcorp). In the event that Investcorp or Damany Holding receives a bona fide offer from a competitor to purchase its shares of Common Stock, WTT has an irrevocable and exclusive option, but not an obligation, to purchase all, but not less than all, of the shares that the competitor proposed to purchase from Investcorp or Damany Holding, as the case may be.  Notwithstanding the foregoing, each of Investcorp and Damany Holding is permitted to transfer its shares of Common Stock (1) to an affiliate if the affiliate agrees in writing to be bound by the Shareholders’ Agreement, (2) pursuant to any merger, consolidation or other transaction which has been approved by WTT’s board of directors and WTT’s shareholders or (3) pursuant to any tender offer or exchange offer made by WTT.

(iii)         Registration Rights

As described in more detail below, the Shareholders’ Agreement also provides Investcorp, Damany Holding and their respective permitted transferees with certain rights to have WTT register with the Securities and Exchange Commission (the “SEC”) the shares of Common Stock they received in the Acquisition.  WTT will pay all expenses of such registration, except for underwriting commissions, transfer taxes and the fees and expenses of more than one law firm representing the selling shareholders.

Each stockholder and each permitted transferee who includes shares in any underwritten offering of WTT described below is required to agree not to effect any sale or distribution of any equity security, or any security convertible into or exchangeable or exercisable for any equity security, of WTT, other than as part of the underwritten public offering, during a period of up to 90 days following the completion of the underwritten public offering.

(A)          Demand Registration Rights

WTT is required to register with the SEC two public offerings that may be requested after July 1, 2006 by holders of not less than 25% of the shares of Common Stock issued in the Acquisition and any securities issued or distributed or issuable in respect of such shares of Common Stock.  In the sole discretion of the parties requesting such a demand registration, the registration may be effected as a “shelf” offering that will permit the stockholders whose shares are included to sell them whenever they want for a period of up to two years after the time the shelf registration statement becomes effective.

The selling shareholders are entitled to select the underwriters, including the managing underwriter, for any of the foregoing demand registrations.  If the number of shares requested to be included in an underwritten public offering pursuant to these demand registration rights exceeds the maximum number of shares that the underwriters determine can be included without adversely affecting the success of the offering, then the shares included in the offering will be determined on a pro rata basis among the selling shareholders.

WTT’s obligation to effect any such demand registrations terminates upon the earlier of (1) following July 1, 2006, the registrable securities held by Investcorp, Damany Holding and their respective transferees represent less than one percent (1%) of all of WTT’s outstanding shares of Common Stock and (2) Investcorp, Damany Holding and their respective transferees are not affiliates of WTT and they are able to sell their shares of Common Stock in a single transaction pursuant to Rule 144 of the Securities Act of 1933.

(B)          Incidental Registration Rights

The offerings described above are offerings for which WTT can be required to file registration statements by the specified persons.  The persons who benefit from the Shareholders’ Agreement also have the right to include their shares in any registration statement WTT may file after July 1, 2006 to offer and sell shares for WTT’s own account (other than in connection with acquisitions or employee benefit plans) or for the account of any other stockholder.  If this kind of registration statement involves an underwritten public offering and the underwriters conclude that the number of shares requested to be included exceeds the maximum number of shares that can be included without adversely affecting the success of the offering, all of the shares which WTT initially proposed to be sold pursuant to such registration statement will be included in the offering.  If unallocated shares remain, they will be allocated to the persons entitled to the benefits of the Shareholders’ Agreement on a pro rata basis.  WTT’s obligation to include the shares of Common Stock held by Investcorp, Damany Holding and their respective permitted transferees in such a registration statement terminates upon the earlier of (1) following July 1, 2006, the registrable securities held by Investcorp, Damany Holding and their respective transferees represent less than one percent (1%) of all of WTT’s outstanding shares of Common Stock and (2) Investcorp, Damany Holding and their respective transferees are not affiliates of WTT and they are able to sell their shares of Common Stock in a single transaction pursuant to Rule 144 of the Securities Act of 1933, as amended.

(b)           Amended and Restated Loan Agreement

On July 1, 2005, Investcorp, Willtek and WTT entered into the Amended and Restated Loan Agreement, pursuant to which Investcorp loaned Willtek €3,500,000.  Willtek is obligated to repay the loan, plus interest accrued quarterly at a rate of 4% per annum, to Investcorp on December 31, 2006.  WTT has guaranteed repayment of the loan.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1

Amended and Restated Stock Purchase Agreement, dated as of March 29, 2005, among Investcorp Technology Ventures, L.P., Damany Holding GmbH, Willtek Communications GmbH and Wireless Telecom Group, Inc. (incorporated herein by reference to Annex A to WTT’s definitive proxy statement filed Schedule 14A with the SEC on May 9, 2005 (Commission File No. 001-11916) (the “WTT Proxy Statement”)).

Exhibit 99.2

Shareholders’ Agreement, dated as of July 1, 2005, among Investcorp Technology Ventures, L.P., Damany Holding GmbH and Wireless Telecom Group, Inc. (incorporated herein by reference to Exhibit 10.2 to WTT’s Current Report on Form 8-K filed on July 1, 2005 (Commission File No. 001-11916)).

Exhibit 99.3

Amended and Restated Loan Agreement, dated March 29, 2005, among Investcorp Technology Ventures, L.P., Willtek Communications GmbH and Wireless Telecom Group, Inc. (incorporated herein by reference to Annex D to the WTT Proxy Statement).

Exhibit 99.4	Joint Filing Agreement, dated as of July 11, 2005, between Damany Holding GmbH and Cyrille Damany.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAMANY HOLDING GMBH

July 11, 2005
Date

/s/ Cyrille Damany
Signature

Cyrille Damany / CEO
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYRILLE DAMANY

July 11, 2005
Date

/s/ Cyrille Damany
Signature

Exhibit Index

Exhibit Number	Exhibit
99.4	Joint Filing Agreement, dated as of July 11, 2005, between Damany Holding GmbH and Cyrille Damany.